Filed Pursuant to Rule 424(b)(2)
Registration No. 333-289203

MAREX

Pricing Supplement dated August 28, 2026
(To ETF Underlying Supplement dated July 6, 2026,
Prospectus Supplement dated July 6, 2026, and Prospectus dated July 6, 2026)

Marex Group Limited

$5,954,000 Autocallable Contingent Income Barrier Notes Linked to the Worst Performing of the State Street® Energy Select Sector SPDR® ETF, the State Street® Financial Select Sector SPDR® ETF, and the State Street® SPDR® S&P® Biotech ETF due December 2, 2027

- Monthly Contingent Coupon payments at a rate of 1.361% (equivalent to 16.332% per annum), payable if the Closing Price of each of the State Street® Energy Select Sector SPDR® ETF, the State Street® Financial Select Sector SPDR® ETF, and the State Street® SPDR® S&P® Biotech ETF (each, an "Underlying" and together the "Underlyings") on the applicable Coupon Determination Date is greater than or equal to 70% of its Initial Value
- Callable quarterly at the Principal Amount plus the applicable Contingent Coupon on any Call Observation Date on or after March 1, 2027 if the Closing Price of each Underlying is at or above its Call Threshold (100% of its Initial Value)
- If the Notes are not called, at maturity:
  - Return of the Principal Amount if a Trigger Event does not occur or the Final Value of the Worst Performing Underlying is at or above its Initial Value
  - If a Trigger Event occurs and the Worst Performing Underlying decreases from its Initial Value to its Final Value, full exposure to such decrease, and you will lose all or a portion of your Principal Amount
- A Trigger Event occurs if the Closing Price of any Underlying is below its Barrier Value (65.00% of its Initial Value) on any Trading Day during the Observation Period
- Term: 15 months, if not called
- All payments on the Notes are subject to the credit risk of Marex Group Limited ("Marex")

Application has been made for the Autocallable Contingent Income Barrier Notes (the "Notes") offered hereunder to be admitted to listing and trading on the Vienna Multilateral Trading Facility ("Vienna MTF") of the Vienna Stock Exchange. The Vienna MTF is not a regulated market as defined by Directive 2014/65/EU (as amended, "MiFID II"). It is, however, a multilateral trading facility (MTF) for purposes of MiFID II.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus, prospectus supplement or underlying supplement. Any representation to the contrary is a criminal offense.

Any offering of the Notes will be made pursuant to Article 1(4) of Regulation (EU) 2017/1129 (as amended), including as it forms part of domestic law of the United Kingdom. Accordingly, no prospectus is required to be published in connection with such offering of the Notes in any member state of the European Economic Area (the "EEA") or the United Kingdom (the "UK"). See page ii of the accompanying prospectus supplement for further restrictions on offers and sales of the Notes in the EEA and the UK.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplement.

The Estimated Initial Value of the Notes on the Trade Date is $995.40 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See " Summary—Estimated Initial Value" on page PS-4 and "Risk Factors" beginning on page PS-8 of this document for additional information.

	Price to Public	Underwriting Discount (1)	Proceeds to Issuer
Per Note	$1,000.00	$8.00	$992.00
Total	$5,954,000.00	$47,632.00	$5,906,368.00

(1) Marex Capital Markets Inc. ("MCMI"), an affiliate of ours, will act as the agent for the sale of the Notes. MCMI will purchase the Notes from us at an underwriting discount of $8.00 per $1,000 Principal Amount for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-18 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Marex Capital Markets

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “General” in this document.

Issuer:	Marex Group Limited
Principal Amount:	$1,000 per Note
Reference Asset:	The worst performing of the State Street® Energy Select Sector SPDR® ETF (Bloomberg ticker: XLE) (the “XLE”), the State Street® Financial Select Sector SPDR® ETF (Bloomberg ticker: XLF) (the “XLF”), and the State Street® SPDR® S&P® Biotech ETF (Bloomberg ticker: XBI) (the “XBI”).
Pricing Date:	August 28, 2026
Trade Date:	August 28, 2026
Original Issue Date:	September 2, 2026
Final Valuation Date:	November 29, 2027, subject to adjustment as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying underlying supplement.
Maturity Date:	December 2, 2027, subject to adjustment as described under “Additional Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplement.
Call Feature:	If the Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.
Call Threshold:	$62.68 with respect to the XLE, $58.10 with respect to the XLF and $162.38 with respect to the XBI, each of which is 100.00% of its Initial Value.
Contingent Coupon:	***If the Closing Price of each Underlying is greater than or equal to its Coupon Trigger on a Coupon Determination Date,*** you will receive the Contingent Coupon of $13.61 per $1,000 Principal Amount on the applicable Coupon Payment Date. ***If the Closing Price of any Underlying is less than its Coupon Trigger on a Coupon Determination Date****,* the Contingent Coupon applicable to such Coupon Determination Date will not be payable to you on the relevant Coupon Payment Date. *You may not receive any Contingent Coupon payments over the term of the Notes.*
Contingent Coupon Rate:	1.361% per month (equivalent to 16.332% per annum)
Coupon Trigger:	$43.88 with respect to the XLE, $40.67 with respect to the XLF and $113.67 with respect to the XBI, each of which is 70% of its Initial Value (rounded to two decimal places).
Barrier Value:	$40.74 with respect to the XLE, $37.77 with respect to the XLF and $105.55 with respect to the XBI, each of which is 65% of its Initial Value (rounded to two decimal places).
Trigger Event:	A Trigger Event occurs if the Closing Price of any Underlying is below its Barrier Value on any Trading Day during the Observation Period. If a Market Disruption Event occurs with respect to any Underlying or its Closing Price is otherwise unavailable on any Trading Day during the Observation Period, the Closing Price of such Underlying on such Trading Day will be disregarded for purpose of determining the occurrence of a Trigger Event.
Observation Period:	The period from but excluding the Pricing Date to and including the Final Valuation Date.

Payment at Maturity:

Unless the Notes are automatically called, for each $1,000 Principal Amount, in addition to the final Contingent Coupon, if payable, you will receive a cash payment on the Maturity Date, calculated as follows:

- **If a Trigger Event does not occur or the Final Value of the Worst Performing Underlying is at or above its Initial Value:**

$1,000

- **If a Trigger Event occurs and the Final Value of the Worst Performing Underlying is below its Initial Value:**

$1,000 + ($1,000 × Reference Return of the Worst Performing Underlying).

If the Notes are not called, when a Trigger Event occurs and the Final Value of the Worst Performing Underlying is less than its Initial Value, you will lose up to 100% of the Principal Amount.

Regardless if a Trigger Event occurs, the final Contingent Coupon is payable if the Final Value of the Worst Performing Underlying is at or above its Coupon Trigger.

Even with any Contingent Coupons, your return on the Notes may be negative.

Coupon Determination Dates and Coupon Payment Dates:

Coupon Determination Dates	Coupon Payment Dates
September 28, 2026	October 1, 2026
October 28, 2026	November 2, 2026
November 30, 2026	December 3, 2026
December 28, 2026	December 31, 2026
January 28, 2027	February 2, 2027
March 1, 2027 *	March 4, 2027 **
March 29, 2027	April 1, 2027
April 28, 2027	May 3, 2027
May 28, 2027 *	June 3, 2027 **
June 28, 2027	July 1, 2027
July 28, 2027	August 2, 2027
August 30, 2027 *	September 2, 2027 **
September 28, 2027	October 1, 2027
October 28, 2027	November 2, 2027
November 29, 2027 (the Final Valuation Date)	December 2, 2027 (the Maturity Date)

*These Coupon Determination Dates are also Call Observation Dates

**These Coupon Payment Dates are also Call Payment Dates

Each subject to postponement as described under “Additional Terms of the Notes—Valuation Dates” and “Additional Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplement.

Call Observation Dates: The applicable Coupon Determination Dates on or after March 1, 2027, as indicated above.

Call Payment Dates: The applicable Coupon Payment Dates on or after March 4, 2027, as indicated above.

Worst Performing Underlying: The Underlying with the lowest Reference Return.

Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Initial Value:	$62.68 with respect to the XLE, $58.10 with respect to the XLF and $162.38 with respect to the XBI, each of which was its Closing Price on the Pricing Date, subject to adjustment as described under “Additional Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.
Final Value:	With respect to each Underlying, its Closing Price on the Final Valuation Date.
CUSIP/ISIN:	56653C3A1 / US56653C3A19
Form of Notes:	Book-Entry
Listing:	Application has been made for the Notes to be admitted to listing and trading on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See “Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”
Calculation Agent:	Marex Financial, one of our affiliates

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of Marex. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any Underlyings or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated July 6, 2026 (the "prospectus"), the prospectus supplement dated July 6, 2026 (the "prospectus supplement") and the ETF Underlying Supplement dated July 6, 2026 (the "underlying supplement"). If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or underlying supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-8 of this document, page S-1 of the prospectus supplement and page S-1 of the underlying supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "Marex", "we", "us" and "our" are to Marex Group Limited. References to "Fund" or "Worst Performing Fund" in the underlying supplement will be references to "Underlying" or "Worst Performing Underlying" in this document. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- The underlying supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295611/d157500d424b2.htm
- The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295582/d135207d424b2.htm
- The prospectus at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295577/d124247d424b3.htm

PAYMENTS ON THE NOTES

Call Feature

If the Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.

Contingent Coupon

We will pay a monthly Contingent Coupon payment on a Coupon Payment Date if the Closing Price of each Underlying on the applicable Coupon Determination Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, see "Additional Terms of Notes—Certain Definitions—Record Date" on page S-103 of the accompanying underlying supplement. The Contingent Coupon Rate will be 16.332% per annum (or $13.61 per $1,000 Principal Amount per month, if payable).

Payment at Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount, in addition to the final Contingent Coupon, if payable, you will receive a cash payment determined as follows:

- **If a Trigger Event does not occur or the Final Value of the Worst Performing Underlying is at or above its Initial Value:**

$1,000

- **If a Trigger Event occurs and the Final Value of the Worst Performing Underlying is below its Initial Value:**

$1,000 + ($1,000 × Reference Return of the Worst Performing Underlying).

If the Notes are not called, when a Trigger Event occurs and the Final Value of the Worst Performing Underlying is less than its Initial Value, you will lose up to 100% of the Principal Amount.

Regardless if a Trigger Event occurs, the final Contingent Coupon is payable if the Final Value of the Worst Performing Underlying is at or above its Coupon Trigger.

Even with any Contingent Coupons received during the term of the Notes, your return on the Notes may be negative.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

- You are a retail investor outside the EEA and the UK or an institutional buyer (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).
- You are an investor with the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.
- You have the necessary knowledge and/or experience with structured products and are prepared to accept the corresponding risks.
- You believe that a Trigger Event will not occur or the Final Value of the Worst Performing Underlying will be at or above its Initial Value.
- You seek a monthly Contingent Coupon, based on the performance of the Underlyings, that will be payable at the Contingent Coupon Rate if the Closing Price of each Underlying is greater than or equal to its Coupon Trigger on the applicable Coupon Determination Date.
- You are willing to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.
- You do not seek an investment that provides an opportunity to participate in the appreciation of any Underlying.
- You are willing to make an investment that is exposed to the potential downside performance of the Worst Performing Underlying on a 1-to-1 basis if the Notes are not called and a Trigger Event occurs.
- You are willing to lose up to 100% of the Principal Amount.
- You understand that the return on the Notes will depend solely on the performance of the Worst Performing Underlying and consequently, the Notes are riskier than alternative investments linked to only one of the Underlyings or linked to a basket composed of the Underlyings.
- You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.
- You are willing to forgo guaranteed interest payments on the Notes, and the dividends or other distributions paid on the Underlyings or the stocks held by the Underlyings.
- You do not seek an investment for which there will be an active secondary market.
- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by Marex or another issuer with a similar credit rating.
- You are comfortable with the creditworthiness of Marex, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You are a retail investor in the EEA or the UK (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).
- You are an investor without the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.
- You do not have the necessary knowledge and/or experience with structured products and are not prepared to accept the corresponding risks.
- You believe that a Trigger Event will occur and the Final Value of the Worst Performing Underlying will be below its Initial Value.
- You believe that the Contingent Coupons, if any, will not provide you with your desired return.
- You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.
- You seek an investment that provides an opportunity to participate in the appreciation of one or more Underlyings.
- You are unwilling to make an investment that is exposed to the potential downside performance of the Worst Performing Underlying on a 1-to-1 basis if the Notes are not called and a Trigger Event occurs
- You seek an investment that provides full return of principal at maturity.
- You seek exposure to a basket composed of the Underlyings or a similar investment in which the overall return is based on a blend of the performances of the Underlyings, rather than solely on the Worst Performing Underlying.
- You are unable or unwilling to hold the Notes that will be automatically called on any Call Observation Date on which the Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.
- You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the Underlyings or the stocks held by the Underlyings.
- You seek an investment for which there will be an active secondary market.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by Marex or another issuer with a similar credit rating.
- You are not willing or are unable to assume the credit risk associated with Marex, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and underlying supplement. In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

- "—Risks Related to Note Issuances" in the prospectus supplement; and
- "—General risks related to a Fund" in the underlying supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called, a Trigger Event occurs and the Final Value of the Worst Performing Underlying is less than its Initial Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount and you will lose 1% for each 1% that the Reference Return of the Worst Performing Underlying is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons received during the term of the Notes, your return on the Notes may be negative in this case.

The Notes may be called prior to maturity, and the Notes are subject to reinvestment risk.

If the Notes are called early, the holding period over which you may receive the Contingent Coupons could be as little as approximately 6 months. Once the Notes are called, you will lose the opportunity to continue to receive the Contingent Coupons from the relevant Call Payment Date to the Maturity Date, and the total return on the Notes could be minimal. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Closing Price of any Underlying on a Coupon Determination Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Coupon Determination Date. If on each of the Coupon Determination Dates, the Closing Price of at least one Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Your return on the Notes is limited to the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the value of any Underlying.

You will not participate in any appreciation of any Underlying. Whether the Notes are called or at maturity, the total payments on the Notes will not exceed the Principal Amount plus any Contingent Coupons, regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings during the term of the Notes.

Higher Contingent Coupon Rates or lower Barrier Values are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the value of that Underlying could close below its Coupon Trigger on a Coupon Determination Date or its Barrier Value on any Trading Day during the Observation Period, indicating a higher expected risk of non-payment of Contingent Coupons or loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value, a lower Coupon Trigger or a higher Contingent Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The value of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You

should be willing to accept the downside market risk of the Worst Performing Underlying and the potential to lose some or all of your principal at maturity while not receiving any Contingent Coupons during the term of the Notes.

The Notes are subject to the full risks of the Worst Performing Underlying and will be negatively affected if any Underlying performs poorly, even if the other Underlyings perform favorably.

You are subject to the full risks of the Worst Performing Underlying. If the Worst Performing Underlying performs poorly, you will be negatively affected, even if the other Underlyings perform favorably. The Notes are not linked to a basket composed of the Underlyings, where the better performance of one Underlying could offset the poor performance of the others. Instead, you are subject to the full risks of the Worst Performing Underlying during the term of the Notes. As a result, the Notes are riskier than an alternative investment linked to only one of the Underlyings or linked to a basket composed of the Underlyings. You should not invest in the Notes unless you understand and are willing to accept the full downside risks of the Worst Performing Underlying.

Risks Relating to the Reference Asset

An investment in the Notes is subject to risks associated with investing in stocks in the relevant sectors.

The securities held by an Underlying are stocks of companies whose primary business is directly associated with a particular sector. Because the value of the Notes is linked to the performance of the Worst Performing Underlying, an investment in the Notes exposes investors to risks associated with investments in the stocks of companies in the relevant sectors. The value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the relevant sector than a different investment linked to a more broadly diversified group of underlying stocks. The factors described in the bullets below for each Underlying could have an adverse effect on the Closing Price of the applicable Underlying and, therefore, on the value of the Notes.

- The XLE: Energy companies develop and produce crude oil and natural gas and/or provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are mainly affected by the business, financial and operating conditions of the particular company, as well as changes in prices for oil, gas and other types of fuels, which in turn largely depend on supply and demand for various energy products and services. Some of the factors that may influence supply and demand for energy products and services include: general economic conditions and growth rates; weather conditions; the cost of exploring for, producing and delivering oil and gas; technological advances affecting energy efficiency and energy consumption; the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels of oil; currency fluctuations; inflation; natural disasters; civil unrest, acts of sabotage or terrorism; and other regional or global events. The profitability of energy companies may also be adversely affected by existing and future laws, regulations, government actions and other legal requirements relating to protection of the environment, health and safety matters and others that may increase the costs of conducting their business or may reduce or delay available business opportunities. Increased supply or weak demand for energy products and services, as well as various developments leading to higher costs of doing business or missed business opportunities, would adversely impact the performance of companies in the energy sector.
- The XLF: Financial services companies are subject to extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, the interest rates and fees they can charge, the scope of their activities, the prices they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change or due to increased competition. In addition, deterioration of the credit markets generally may cause an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Certain events in the financial sector may cause an unusually high degree of volatility in the financial markets, both domestic and foreign, and cause certain financial services companies to incur large losses. Securities of financial services companies may experience a dramatic decline in value when such companies experience substantial declines in the valuations of their assets, take action to raise capital (such as the issuance of debt or equity securities), or cease operations. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector.
- The XBI: The XBI may be adversely affected not only by the performance of the companies in the biotechnology industry in which it invests, but also may be more susceptible to any single economic, market, political or regulatory occurrence affecting the biotechnology industry. Biotechnology companies invest heavily in research and development, which may not necessarily lead to commercially successful products. These companies are also subject to significant governmental regulation, which may delay or inhibit the release of new products. Many biotechnology companies are dependent upon their ability to use and enforce intellectual property rights and patents. Any impairment of such rights may have adverse financial consequences. Biotechnology stocks, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Biotechnology companies can be significantly affected by technological change and obsolescence, product liability lawsuits and consequential high insurance costs.

In addition, the Underlyings are classified as "non-diversified." A non-diversified fund generally may invest a larger percentage of its assets in the securities of a smaller number of companies. As a result, the Underlyings may be more susceptible to the risks associated with these particular companies, or to a single economic, political or regulatory occurrence affecting these companies.

The performance of an Underlying may not correlate with the performance of its underlying assets as well as the net asset value per share of that Underlying, especially during periods of market volatility.

The performance of an Underlying and that of its underlying assets generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of an Underlying may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying assets. This could be due to, for example, an Underlying holding assets that are not related to the underlying assets, the temporary unavailability of certain assets in the secondary market, the performance of any derivative instruments held by an Underlying, differences in trading hours between an Underlying and the underlying assets, or due to other circumstances. This variation in performance is called the "tracking error," and, at times, the tracking error may be significant.

In addition, because the shares of an Underlying are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of that Underlying may differ from its net asset value ("NAV") per share; shares of an Underlying may trade at, above, or below its NAV per share.

During periods of market volatility, certain assets held by an Underlying may be unavailable in the secondary market, market participants may be unable to calculate accurately the NAV per share of that Underlying and the liquidity of that Underlying may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of an Underlying. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of an Underlying. As a result, under these circumstances, the market value of shares of an Underlying may vary substantially from the NAV per share of an Underlying.

For the foregoing reasons, the performance of an Underlying may not match the performance of its underlying assets over the same period. Because of this variance, the return on the Notes, to the extent dependent on the performance of an Underlying, may not be the same as an investment directly in the securities, commodities, or other assets held by an Underlying or the same as a debt security with a return linked to the performance of such underlying assets.

General Risk Factors

The Notes are subject to our credit risk.

Marex may partially or wholly fail to meet their obligations under the Notes. Investors should therefore take the creditworthiness of Marex and its subsidiaries into account in their investment decision. Credit risk means the risk of insolvency or illiquidity of an issuer, i.e. a potential, temporary or final inability to fulfil their interest and repayment obligations on time. An increased insolvency risk is typical of issuers that have a low creditworthiness. The payment of any amount due on the Notes is subject to the credit risk of Marex. The Notes are senior unsecured debt obligations of Marex, and are not, either directly or indirectly, an obligation of any third party. Investors are dependent on Marex's ability to pay all amounts due on the Notes, and therefore investors are subject to the credit risk of Marex and to changes in the market's view of its creditworthiness.

The Notes are not bank deposits and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation, the UK Financial Services Compensation Scheme or any other government or governmental or private agency or deposit protection scheme in any jurisdiction. Investors are dependent on Marex's ability to pay all amounts due on the Notes, and therefore investors are subject to Marex's credit risk and to changes in the market's view of Marex's creditworthiness. The payment of any amount due on the Notes is not guaranteed by any entity.

The Notes are not insured against loss by any third parties; you can depend only on our earnings and assets for any payments on the Notes.

The Notes will be solely our obligations, and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we

would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which MCMI may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in any Underlying or any stocks held by any Underlying.

As a holder of the Notes, you will not have any ownership interest in any Underlying or any stocks held by any Underlying, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on any Underlying or any stocks held by any Underlying, the Notes may underperform an investment in one or more Underlyings or the stocks held by any Underlying

The Notes lack liquidity.

The Notes are a new issue of securities for which there is no established market. Although we will apply for the Notes to be listed for trading on the Vienna MTF, we cannot provide you with any assurance regarding whether the Notes will become or remain listed or whether a trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of holders of the Notes to sell their Notes or the price at which holders may be able to sell their Notes. The listing application will be subject to approval by the Vienna Stock Exchange. There can be no assurance that application for listing and admission to trading will be granted or that an active trading market in the Notes will develop. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the Notes at any time. In addition, MCMI is not required to offer to purchase the Notes in the secondary market. Even if a secondary market were to develop, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MCMI is willing to buy the Notes.

Potential conflicts of interest may exist.

Marex and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. Following the occurrence of certain events – relating to the Issuer, the Issuer's hedging arrangements, the Underlying(s), taxation, the relevant currency or other matters – outside of the Issuer's control, the calculation agent may determine in its discretion to take one of the actions available to it in order to deal with the impact of such event on the Notes or the

Issuer or both. These actions may include (i) adjustment to the terms and conditions of the Notes, (ii) substitution of the Underlying(s) and/or (iii) early redemption or exercise of the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. Any such discretionary determination by the Issuer or the calculation agent could have a negative impact on the value of the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might adversely affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein, the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and the discussion under "Material Tax Considerations — Material U.S. Federal Income Tax Considerations" in the accompanying prospectus.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Value of any Underlying relative to its Initial Value. We cannot predict the Closing Price of any Underlying on any Trading Day during the Observation Period, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of any Underlying or return on the Notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table and examples below illustrate the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns of the Worst Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described below assume that the Notes have not been automatically called prior to maturity and are held to maturity, and are calculated excluding any Contingent Coupon payments paid prior to maturity. The following table and examples assume the following:

Principal Amount: $1,000

Contingent Coupon: $13.61 (or 1.361% of the Principal Amount, equivalent to 16.332% per annum)

Hypothetical Initial Value of the Worst Performing Underlying: $100

Hypothetical Coupon Trigger of the Worst Performing Underlying: $70 (70% of its Initial Value)

Hypothetical Barrier Value of the Worst Performing Underlying: $65 (65% of its Initial Value)

Hypothetical Final Value of the Worst Performing Underlying	Hypothetical Reference Return of the Worst Performing Underlying	Trigger Event Does Not Occur(1)		Trigger Event Occurs(1)	
		Hypothetical Payment at Maturity	Hypothetical Return on the Notes (Excluding Any Contingent Coupons Paid Prior to Maturity)	Hypothetical Payment at Maturity	Hypothetical Return on the Notes (Excluding Any Contingent Coupons Paid Prior to Maturity)
$200.00	100.00%	$1,013.61	1.361%(2)	$1,013.61	1.361%(2)
$175.00	75.00%	$1,013.61	1.361%	$1,013.61	1.361%
$150.00	50.00%	$1,013.61	1.361%	$1,013.61	1.361%
$125.00	25.00%	$1,013.61	1.361%	$1,013.61	1.361%
$100.00(3)	**0.00%**	**$1,013.61**	**1.361%**	**$1,013.61**	**1.361%**
$90.00	-10.00%	$1,013.61	1.361%	$913.61	-8.639%
$80.00	-20.00%	$1,013.61	1.361%	$813.61	-18.639%
$70.00(4)	**-30.00%**	**$1,013.61**	**1.361%**	**$713.61**	**-28.639%**
$68.00	-32.00%	$1,000.00	0.000%	$680.00	-32.000%
$65.00(5)	**-35.00%**	**$1,000.00**	**0.000%**	**$650.00**	**-35.000%**
$60.00	-40.00%	N/A	N/A	$600.00	-40.000%
$50.00	-50.00%	N/A	N/A	$500.00	-50.000%
$25.00	-75.00%	N/A	N/A	$250.00	-75.000%
$10.00	-90.00%	N/A	N/A	$100.00	-90.000%
$0.00	**-100.00%**	**N/A**	**N/A**	**$0.00**	**-100.000%**

(1) A Trigger Event occurs if the Closing Price of any Underlying is below its Barrier Value on any Trading Day during the Observation Period.

(2) The Payment at Maturity will not exceed the Principal Amount plus the final Contingent Coupon, if payable.

(3) The **hypothetical** Initial Value of $100 used in these examples has been chosen for illustrative purposes only. The actual Initial Value of each Underlying is set forth on page PS-4 of this document.

(4) This is the **hypothetical** Coupon Trigger of the Worst Performing Underlying.

(5) This is the **hypothetical** Barrier Value of the Worst Performing Underlying

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes assuming that the Notes have not been automatically called prior to maturity and are held to maturity.

Scenario A: A Trigger Event Does Not Occur

Example 1: The Reference Return of the Worst Performing Underlying Is 50.00%.

If a Trigger Event does not occur and the Final Value of the Worst Performing Underlying is at or above its Coupon Trigger, the Payment at Maturity would be $1,013.61 per $1,000 Principal Amount, calculated as follows:

$1,000 + final Contingent Coupon

= $1,000 + ($1,000 × 1.361%)

= $1,013.61

Example 1 shows that the Payment at Maturity will be fixed at the Principal Amount plus the final Contingent Coupon when the Notes are not called, a Trigger Event does not occur and the Final Value of the Worst Performing Underlying is at or above its Coupon Trigger, regardless of the extent to which the value of the Worst Performing Underlying increases on the Final Valuation Date.

Example 2: The Reference Return of the Worst Performing Underlying Is -20.00%.

If a Trigger Event does not occur and the Final Value of the Worst Performing Underlying is at or above its Coupon Trigger, the Payment at Maturity would be $1,013.61 per $1,000 Principal Amount, calculated as follows:

$1,000 + final Contingent Coupon

= $1,000 + ($1,000 × 1.361%)

= $1,013.61

Example 2 shows that the Payment at Maturity will be fixed at the Principal Amount plus the final Contingent Coupon when the Notes are not called, a Trigger Event does not occur and the Final Value of the Worst Performing Underlying is at or above its Coupon Trigger, although the value of the Worst Performing Underlying decreases moderately on the Final Valuation Date.

Example 3: The Reference Return of the Worst Performing Underlying Is -32.00%.

If a Trigger Event does not occur but the Final Value of the Worst Performing Underlying is below its Coupon Trigger, the Payment at Maturity would be $1,000.00 per $1,000 Principal Amount, and the final Contingent Coupon is not payable.

Example 3 shows that the Payment at Maturity will be the Principal Amount when the Notes are not called and a Trigger Event does not occur, and the final Contingent Coupon is not payable if the Final Value of the Worst Performing Underlying is below its Coupon Trigger.

Scenario B: A Trigger Event Occurs

Example 4: The Reference Return of the Worst Performing Underlying Is 50.00%.

If a Trigger Event occurs but the Final Value of the Worst Performing Underlying is at or above its Initial Value and its Coupon Trigger, the Payment at Maturity would be $1,013.61 per $1,000 Principal Amount, calculated as follows:

$1,000 + final Contingent Coupon

= $1,000 + ($1,000 × 1.361%)

= $1,013.61

Example 4 shows that the Payment at Maturity will be fixed at the Principal Amount plus the final Contingent Coupon when the Notes are not called, a Trigger Event occurs and the Final Value of the Worst Performing Underlying is at or above its Initial Value and its Coupon Trigger, regardless of the extent to which the value of the Worst Performing Underlying increases on the Final Valuation Date.

Example 5: The Reference Return of the Worst Performing Underlying Is -20.00%.

If a Trigger Event occurs and the Final Value of the Worst Performing Underlying is below its Initial Value but at or above its Coupon Trigger, the Payment at Maturity would be $813.61 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Worst Performing Underlying) + final Contingent Coupon

= $1,000 + ($1,000 × -20.00%) + ($1,000 × 1.361%)

= $813.61

Example 5 shows that if a Trigger Event occurs and the value of the Worst Performing Underlying decreases from its Initial Value to its Final Value, you are exposed on a 1-to-1 basis to such decrease, but the final Contingent Coupon is still payable if the Final Value of the Worst Performing Underlying is at or above its Coupon Trigger.

Example 6: The Reference Return of the Worst Performing Underlying Is -32.00%.

If a Trigger Event occurs and the Final Value of the Worst Performing Underlying is below its Initial Value and its Coupon Trigger, the Payment at Maturity would be $680.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Worst Performing Underlying)

= $1,000 + ($1,000 × -32.00%)

= $680.00

Example 6 shows that if a Trigger Event occurs and the value of the Worst Performing Underlying decreases from its Initial Value to its Final Value, you are exposed on a 1-to-1 basis to such decrease, and the final Contingent Coupon is not payable if the Final Value of the Worst Performing Underlying is below its Coupon Trigger.

Example 7: The Reference Return of the Worst Performing Underlying Is -75.00%.

If a Trigger Event occurs and the Final Value of the Worst Performing Underlying is below its Initial Value and its Coupon Trigger, the Payment at Maturity would be $250.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Worst Performing Underlying)

= $1,000 + ($1,000 × -75.00%)

= $250.00

Example 7 shows that if a Trigger Event occurs and the Worst Performing Underlying decreases from its Initial Value to its Final Value, you are exposed on a 1-to-1 basis to such decrease, and the final Contingent Coupon is not payable if the Final Value of the Worst Performing Underlying is below its Coupon Trigger. **You may lose up to 100% of your Principal Amount at maturity. Even with any Contingent Coupon payments, the return on the Notes could be negative.**

These examples illustrate that you will not participate in any appreciation of any Underlying, but will be fully exposed to any decrease in the Worst Performing Underlying if the Notes are not called and a Trigger Event occurs.

DESCRIPTION OF THE REFERENCE ASSET

Description of the XLE

This Underlying seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Energy Select Sector Index, which seeks to represent the energy sector of the S&P 500® Index. Shares of this Underlying are listed and trade on the NYSE Arca under the symbol "XLE."

For more information about this Underlying, see "Reference Sponsors and Funds—The Select Sector SPDR® Funds" beginning on page S-82 of the accompanying underlying supplement.

Historical Performance of the XLE

The following graph sets forth the historical performance of the XLE based on the daily historical closing prices from August 28, 2021 through August 28, 2026. We obtained the closing prices below from Bloomberg L.P. ("Bloomberg"). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.


65
60
55
50
45
40
35
30
25
20
Closing Price (USD)
Sept 2021
Nov 2021
Jan 2022
Mar 2022
May 2022
Jul 2022
Sept 2022
Nov 2022
Jan 2023
Mar 2023
May 2023
Jul 2023
Sept 2023
Nov 2023
Jan 2024
Mar 2024
May 2024
Jul 2024
Sept 2024
Nov 2024
Jan 2025
Mar 2025
May 2025
Jul 2025
Sept 2025
Nov 2025
Jan 2026
Mar 2026
May 2026
Jul 2026
Dates

The historical values of the XLE should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Price of the XLE on any Trading Day during the Observation Period, including the Final Valuation Date.

Description of the XLF

This Underlying seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Financial Select Sector Index, which seeks to represent the financial sector of the S&P 500® Index. Shares of this Underlying are listed and trade on the NYSE Arca under the symbol "XLF."

For more information about this Underlying, see "Reference Sponsors and Funds—The Select Sector SPDR® Funds" beginning on page S-82 of the accompanying underlying supplement.

Historical Performance of the XLF

The following graph sets forth the historical performance of the XLF based on the daily historical closing prices from August 28, 2021 through August 28, 2026. We obtained the closing prices below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.


60
55
50
45
40
35
30
Closing Price (USD)
Sept 2021
Nov 2021
Jan 2022
Mar 2022
May 2022
Jul 2022
Sept 2022
Nov 2022
Jan 2023
Mar 2023
May 2023
Jul 2023
Sept 2023
Nov 2023
Jan 2024
Mar 2024
May 2024
Jul 2024
Sept 2024
Nov 2024
Jan 2025
Mar 2025
May 2025
Jul 2025
Sept 2025
Nov 2025
Jan 2026
Mar 2026
May 2026
Jul 2026
Dates

The historical values of the XLF should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Price of the XLF on any Trading Day during the Observation Period, including the Final Valuation Date.

Description of the XBI

This Underlying seeks to provide investment results that, before fees and expenses, correspond generally to the price before fees and expenses, of the S&P® Biotechnology Select Industry® Index, which represents the biotechnology sub-industry portion of the S&P TMI, an index that measures the performance of the U.S. equity market. Shares of this Underlying are listed and trade on the NYSE Arca under the symbol "XBI."

For more information about this Underlying, see "Reference Sponsors and Funds—The SPDR® S&P® BIOTECH ETF" on page S-78 of the accompanying underlying supplement.

Historical Performance of the XBI

The following graph sets forth the historical performance of the XBI based on the daily historical closing prices from August 28, 2021 through August 28, 2026. We obtained the closing prices below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.



Closing Price (USD)
180
160
140
120
100
80
60
Sept 2021
Nov 2021
Jan 2022
Mar 2022
May 2022
Jul 2022
Sept 2022
Nov 2022
Jan 2023
Mar 2023
May 2023
Jul 2023
Sept 2023
Nov 2023
Jan 2024
Mar 2024
May 2024
Jul 2024
Sept 2024
Nov 2024
Jan 2025
Mar 2025
May 2025
Jul 2025
Sept 2025
Nov 2025
Jan 2026
Mar 2026
May 2026
Jul 2026
Dates

The historical values of the XBI should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Price of the XBI on any Trading Day during the Observation Period, including the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed MCMI, an affiliate of Marex, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, MCMI will purchase the Notes from Marex at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI has offered the Notes at the price to public set forth on the cover page of this document. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers.

An affiliate of Marex has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the Notes to you.

In addition, MCMI or another of our affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-61 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of each holder’s investment in the Notes are uncertain. There are no Treasury Regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. By purchasing the Notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each Note as a contingent income-bearing pre-paid executory contract for U.S. federal income tax purposes. In the opinion of our counsel, Mayer Brown LLP, it would generally be reasonable to treat the Notes as contingent income-bearing pre-paid executory contracts in respect of the Underlyings for U.S. federal income tax purposes. Pursuant to such treatment, any Contingent Coupon that is paid by us (including on the Maturity Date or Call Payment Date) should be included in a U.S. Holder’s income as ordinary income at the time accrued or received in accordance with such holder’s normal method of accounting for U.S. federal income tax purposes.

In addition, excluding amounts attributable to any Contingent Coupon, a U.S. Holder should generally recognize capital gain or loss upon redemption, sale or maturity or other taxable disposition of such holder’s Notes in an amount equal to the difference between the amount realized at such time (other than any amount attributable to any accrued but unpaid Contingent Coupon) and such holder’s tax basis in such Notes. In general, a U.S. Holder’s tax basis in the Notes will equal the holder’s cost for the Notes. Such gain or loss should generally be long-term capital gain or loss if a U.S. Holder has held the Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding this risk.

The U.S. federal income tax consequences of a U.S. Holder’s investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described above. Please see the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations” and in particular the discussion under "U.S. Federal Income Tax Considerations —U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts” and the discussion in the accompanying prospectus under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”.

Non-U.S. Holders should review the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations — Non-U.S. Holders” for a discussion of the U.S. federal income tax consequences applicable to Non-U.S. Holders.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury Regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. We expect that the delta of the Notes will not be one, and therefore, we expect that Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or an applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ABOVE DESCRIBED CHARACTERIZATION OF THE NOTES AND ANY POSSIBLE ALTERNATIVE CHARACTERIZATIONS OF THE NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Validity of the Notes

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master global note that represents the Notes pursuant to the Indenture referred to in the prospectus, and such Notes have been delivered against payment as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York and the federal laws of the United States of America. Insofar as this opinion involves matters governed by Bermuda law, Mayer Brown LLP has relied, with the Issuer's permission, on the opinion of ASW Law Limited, dated as of July 6, 2026, filed as an exhibit to the Post-Effective Amendment No. 1 to the Registration Statement by the Issuer on July 6, 2026, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of ASW Law Limited. This opinion is subject to customary assumptions about the Trustee's authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 6, 2026, which has been filed as Exhibit 5.2 to the Issuer's Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 dated July 6, 2026.